1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 26, 2025	www.integraresources.com

INTEGRA PROVIDES 2025 GUIDANCE; FOCUSED ON CONSISTENT OPERATIONS AND CAPITAL INVESTMENT AT FLORIDA CANYON AND SIGNIFICANT ADVANCEMENT OF DEVELOPMENT PROJECTS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide 2025 guidance which contains an outlook for production, operating costs, sustaining and growth capital, and development spending across the Company's portfolio.

(All amounts in United States ("U.S.") dollars unless otherwise stated)

2025 Guidance Summary

Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars

2025 Guidance Summary
Florida Canyon Mine: gold production	ounces	70,000 - 75,000
Florida Canyon Mine: total cash cost[1]	$/oz sold	$1,800 - $1,900
Florida Canyon Mine: mine-site all-in sustaining cost ("AISC")[1]	$/oz sold	$2,450 - $2,550
Florida Canyon Mine: sustaining capital expenditures and leases	$m	$48.0 - $53.0
Florida Canyon Mine: growth capital expenditures	$m	$8.0 - $10.0
DeLamar & Nevada North Projects: project advancement	$m	$14.5 - $15.5
Corporate: general and administrative expenses[2]	$m	$7.5 - $8.0

1. Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

2. Excludes stock-based compensation (non-cash item).

George Salamis, President, CEO and Director of Integra commented: "When Integra acquired the Florida Canyon Mine in late 2024, the primary goal was to secure a consistent and reliable source of cash flow that would allow the Company to advance its flagship development stage projects, DeLamar and Nevada North, and remove the need for annual equity financing. Florida Canyon has successfully delivered on this objective. In the current gold price environment Florida Canyon is generating greater than expected cash flow, which has significantly improved the Company's financial position and ability to execute its strategy.

As anticipated, Florida Canyon will see significant re-investment during the remaining quarters of 2025 and into 2026, across several ongoing initiatives to support a profitable mining operation for many years to come. The next 18 months represent a capital-intensive phase of the long-term continuous improvement plan for Florida Canyon. Major investments are underway in key areas including a heap leach pad expansion, increased capitalized waste stripping, a revitalized mobile equipment fleet, process optimization, and enhanced mine planning. The goal is to sustain and grow Florida Canyon, extend its mine life, and address historical underinvestment. Integra is laying the foundation for a more efficient, longer-lived operation with an improved cost profile in the years ahead. The Company's ongoing work at Florida Canyon will be incorporated into a new NI 43-101 technical report, expected to be published in the first half of 2026, in which Integra aims to highlight the improvements which can be made to this cornerstone asset.

Florida Canyon's ability to generate cash flow has allowed the Company to expedite and bolster initiatives at the DeLamar Project relating to the ongoing feasibility study and permitting efforts - with the expected commencement of federal mine permitting in the second half of 2025. The Company's enhanced financial strength has also allowed for an increased budget for the Nevada North Project to complete crucial test work to support future economic studies and permitting efforts. Integra is well positioned to deliver on its goals of profitability and project advancement while progressing its long-term vision of building a U.S. focused intermediate gold producer."

2025 Production, Cost, and Growth Outlook - Florida Canyon Mine

Gold production from the Florida Canyon Mine ("Florida Canyon" or the "Mine") is expected to be 70,000 to 75,000 ounces in 2025. The Company is planning to mine approximately 13.5 million tonnes of ore and 11.2 million tonnes of waste for a total of 24.7 million tonnes, resulting in a strip ratio of 0.83. The increased strip ratio in 2025 is a result of catching up on stripping postponed by previous owners, as well as additional stripping required to access new areas for mining.

Cash costs at Florida Canyon are expected to range from $1,800 to $1,900 per ounce of gold sold, including royalties. Integra has numerous ongoing optimization studies at Florida Canyon focused on identifying areas for increased efficiency and cost reduction.

Sustaining capital expenditures of $48.0 million to $53.0 million are focused on capitalized waste stripping, mobile fleet rebuild and replacement financing, heap leach pad expansion, and other sustaining items. Sustaining capital expenditure is weighted more heavily toward the third quarter of 2025, with work beginning for the heap leach pad expansion and fleet refurbishment. Approximately 45% of the annual sustaining capital is expected to be deployed in the third quarter of the year, which will result in an elevated mine-site all-in sustaining cost during this period.

Mine site all-in sustaining costs at Florida Canyon are expected to range from $2,450 to $2,550 per ounce of gold sold, which reflects the capital-intensive period at Florida Canyon expected in 2025 and 2026.  The increase to the mine-site all-in sustaining cost guidance range in 2025 versus actual first quarter costs is primarily a result of timing of sustaining capital expenditures.

Growth capital between $8.0 million and $10.0 million at Florida Canyon will be deployed on expansion projects and various studies including drill testing oxide targets, mobile equipment financing to grow the fleet, engineering studies on potential steepening of pit wall slopes, and the possibility of increasing run-of-mine gold mineralized material to the heap leach pad. At Florida Canyon approximately $1.5 million has been allocated to support the 2025 growth drilling program, consisting of ~10,000 meters of reverse circulation drilling focused on near-mine targets designed to support oxide mineral reserve and resource growth and mine life extension. Drilling commenced in early May and is expected to conclude in the third quarter of 2025, with initial assay results expected to be released during the summer months of 2025. The drill program is expected to support a mineral resource and reserve update and a revised life-of-mine plan in 2026.

2025 Development Outlook - The DeLamar Project and the Nevada North Project

Integra remains committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar") located in southwestern Idaho and the Nevada North Project ("Nevada North") located in western Nevada. The total expected project development spending in 2025 is $14.5 million to $15.5 million.

At DeLamar, efforts in 2025 will be focused on the completion of the feasibility study and permit advancement. A total of $12.0 million to $12.5 million has been allocated to advancing DeLamar in 2025. Approximately 15% of the anticipated budget at DeLamar is allocated to advanced engineering studies that will support the upcoming feasibility study, which is expected to be delivered later in 2025. Approximately 40% of the budget for DeLamar will directly support permitting activities. In March 2025, Integra submitted the Mine Plan of Operations ("MPO") for DeLamar to the United States Bureau of Land Management ("BLM"). The submission of the updated MPO to the BLM initiates the pathway for the issuance of a Notice of Intent ("NOI"), which is a formal announcement of the BLM's intent to prepare an Environmental Impact Statement ("EIS") to evaluate the potential environmental effects of the proposed action in accordance with the National Environmental Policy Act ("NEPA").

Nevada North consists of two mineral exploration deposits, the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View"). At Nevada North, the Company has allocated approximately $2.5 million to $3.0 million to execute several initiatives focused on continued project advancement and de-risking. The Company anticipates completing a metallurgical test work program at Wildcat and commencing a geochemical sampling program designed to assess future development criteria for mineralized oxide material and waste rock in the second half of 2025. Metallurgical and geochemical testing is being completed to support future economic studies and permitting efforts at Nevada North. These initiatives contribute to Integra's long-term growth strategy which involves the de-risking and permitting of its key development stage heap leach projects to build a leading U.S. focused intermediate gold producer.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra's General Manager of the Florida Canyon Mine. Mr. Robinson is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Non-IFRS Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the Company's 2025 guidance, including production, AISC, expenditures and expenses; plans and expectations for Florida Canyon; expansion and life-of-mine extension plans at Florida Canyon; the timing, content, and purpose of an updated NI 43-101 technical report for Florida Canyon; anticipated assay results and mineral resources and reserves updates for Florida Canyon; feasibility study completion and permitting timelines for the DeLamar Project; test work and permitting plans for the Nevada North Project. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements, including but not limited to those risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.